Exhibit 99.9

Class A Meeting and Extraordinary General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on November 29, 2021 for action to be taken.

2021 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

XPeng Inc. (the “Company”)

ADS CUSIP No.:	98422D105.

ADS Record Date:	November 5, 2021 (Cayman Islands/New York City time).

Meeting Specifics:	Class A Meeting to be held on December 8, 2021 at 10:00 a.m. (Hong Kong time) and Extraordinary General Meeting to be held on the same day at 11:00 a.m. (Hong Kong time); both meetings to take place at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, People’s Republic of China (the “Meetings”).

Meeting Agenda:	Please refer to the Company’s Notice of Meetings enclosed herewith (For more information regarding the Meetings and to view the materials related to the Meetings, please visit the Company’s website at https://www.xiaopeng.com.)

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of August 31, 2020.

Deposited Securities:	Class A Ordinary Shares, par value US$0.00001 per share, of the Company.

Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, a poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold shares carrying not less than 10% of all votes attaching to all of the total issued voting shares of the Company present in person or by proxy.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (a) in the event voting takes place at a shareholders’ meeting by a show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received timely from a majority of Holders of ADSs who provided voting instructions, and (b) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs. If voting is by poll and the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything to the contrary contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

CLASS A MEETING

ORDINARY RESOLUTION

1.	To consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.

EXTRAORDINARY GENERAL MEETING

SPECIAL RESOLUTION

1.	To consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.

2.	To consider and approve the proposed Non-class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.

The Company has informed the Depositary that the Board of Directors of the Company recommends a vote “FOR” the resolutions.

A	Issues	XPeng Inc.

Class A Meeting

	For	Against	Abstain

Resolution 1	☐	☐	☐

Extraordinary General Meeting

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)